Exhibit 99.1

Enzymotec Ltd. Announces an Annual
General Meeting of Shareholders

MIGDAL HA’EMEQ, ISRAEL, August 19, 2014—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold an Annual General Meeting of Shareholders on Monday, September 29, 2014. The record date for shareholders entitled to vote at the meeting is Monday, August 25, 2014.

The meeting is being called for the following purposes:

(1)(a)	To reelect Mr. Yossi Peled to serve as a director of the Company for a three year term;
(1)(b)	To reelect Mr. Jacob (Yaacov) Bachar to serve as a director of the Company for a three year term;
(2)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the fees to be paid to such auditors; and

(3)	To act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each proposal. The Company is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.enzymotec.com.

About the Company

The Company is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Press Contact:

Katie Turner, ICR
+646 277 1228
Katie.turner@icrinc.com

John Mills, ICR
+310 954 1105
John.mills@icrinc.com